Exhibit 99.1

SOS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 1, 2023

Notice is hereby given that SOS Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., Eastern Time, on May 1, 2023 (the “Annual General Meeting”) at the Company’s headquarters located at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, that Yandai Wang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

2.	As an ordinary resolution, that Li Sing Leung be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

3.	As an ordinary resolution, that Russell Krauss be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

4.	As an ordinary resolution, that Douglas L. Brown be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

5.	As an ordinary resolution, that Ronggang (Jonathan) Zhang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

6.	As an ordinary resolution, that Wenbin Wu be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

7.	As an ordinary resolution, to ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023;

8.	As an ordinary resolution, to approve and adopt the Company’s 2023 equity incentive plan;

9.

As an ordinary resolution, to approve a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-fifty such that each fifty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each;

10.

As an ordinary resolution, to approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, by the creation of an additional 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and an additional 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each (the “Increase of Authorized Shares”); and

11.	To transact any such other business that may properly come before the meeting.

Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on March 17, 2023, New York time (the “Record Date”), can vote at the Annual General Meeting or at any adjournment that may take place.  If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting.  If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html or by submitting a request to IR@sosyun.com.

By Order of the Board of Directors,

/s/ Yandai Wang
Yandai Wang
Chairman and Chief Executive Officer
Date: March 24, 2023

SOS LIMITED

PROXY STATEMENT

GENERAL

The board of directors of SOS Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on May 1, 2023 at 10:00 a.m., Eastern Time, or at any adjournment or postponement thereof (the “Annual General Meeting”).  The Annual General Meeting will be held at our headquarters located at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on March 17, 2023, New York time, are entitled to vote at the Annual General Meeting.  As of March 17, 2023, 2,991,571,853 of our Class A Ordinary Shares, par value US$0.0001 per share, and 223,272,525 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of March 17, 2023, approximately 2,905,939,760 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”).  One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, that Yandai Wang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;
2.	As an ordinary resolution, that Li Sing Leung be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;
3.	As an ordinary resolution, that Russell Krauss be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;
4.	As an ordinary resolution, that Douglas L. Brown be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;
5.	As an ordinary resolution, that Ronggang (Jonathan) Zhang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;
6.	As an ordinary resolution, that Wenbin Wu be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;
7.	As an ordinary resolution, to ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023;

8.	As an ordinary resolution, to approve and adopt the Company’s 2023 equity incentive plan;

9.	As an ordinary resolution, to approve a share consolidation or reverse stock split, of all classes of the Company’s ordinary shares at a ratio of one-for-fifty such that each fifty ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each;

10.	As an ordinary resolution, to approve the increase of the Company’s authorized share capital, immediately following the Share Consolidation, from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, by the creation of an additional 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and an additional 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each (the “Increase of Authorized Shares”); and

11.	To transact any such other business that may properly come before the meeting.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-11.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Annual General Meeting. At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of the Company’s independent auditor.  In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person, via the Internet or by completing, dating, signing and returning the enclosed form of proxy to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present.  Abstentions will have the same effect as a vote against the ratification of the appointment of the independent auditor.  Broker non-votes will have the same effect as a vote against the ratification of the appointment of the independent auditor.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Holders of the ADSs who are ADS holders as of 5:00 p.m. (New York City time) on March 17, 2023 (the record date for ADS holders) are entitled to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Citibank, N.A., has advised us that it intends to distribute to ADS holders of record this proxy statement, the accompanying notice of Annual General Meeting and a ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank. Upon timely receipt of a duly completed ADS voting instruction card from an ADS holder prior to 10:00 a.m. (New York City time) on April 24, 2023, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of May 4, 2017 (as amended), by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A Ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited

Securities may be materially adversely affected.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Citibank, N.A. will vote in favor of the items set forth in the voting instructions.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of SOS Limited, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2021 annual report for the year ended December 31, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2021 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html. If you want to receive a paper or email copy of the Company’s 2021 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@sosyun.com.

PROPOSALS 1 THROUGH 6

RE-ELECTION OF DIRECTORS

The Election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position with the Company
Yandai Wang	45	Executive Chairman and Chief Executive Officer
Li Sing Leung	56	Chief Financial Officer and Director
Russell Krauss	63	Director
Douglas L. Brown	68	Independent Director
Ronggang (Jonathan) Zhang	60	Independent Director
Wenbin Wu	60	Independent Director

Information Regarding the Company’s Directors and Nominees

Mr. Yandai Wang has been the Chief Executive Officer of the Company and Executive Chairman of the Board since May 2020. Mr. Wang has served as Chief Executive Officer of SOS since November 2018 and executive chairman of Yongbao Group since April 2015. He has over 20 years of industrial experience in emergency rescue, telecom and call center services. Mr. Wang received his bachelor’s degree in Information Technology and Management from Information Engineering University in 2014 and studied Economic Management at University of San Francisco in 2019.

Mr. Li Sing Leung has been the Chief Financial Officer of the Company and Director of the Board since August 2020. Mr. Li served as the Chief Financial Officer (“CFO”) of Palmerston North Co., Ltd. since June 2020 and as the Financial Controller of Transfar International Group (Hong Kong) Limited from May 2018 to May 2020. He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. From October 2013 to October 2016, Mr. Li served as the CFO of Shopex Network Co., Ltd. Mr. Li has over twenty years of combined experience in auditing, accounting, tax planning and corporate financing. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas. Mr. Li is a member of the Association of Chartered Certified Accountants and holds a Colorado State CPA license.

Mr. Douglas L. Brown has been an independent non-executive director on our board since 2007.  Mr. Brown is the founder and chairman of DLB Capital, which is a private equity firm with a focus on development and startup companies in the financial services industry in the United States and China.  He has held his positions at DLB Capital since 2006.  Prior to DLB Capital, Mr. Brown held the position of vice chairman—investment banking at Morgan Stanley where, among other responsibilities, he advised on initial public offerings and the privatization of Chinese state-owned financial institutions. Mr. Brown was also the non-executive chairman of HighTower Advisors, LLC from its founding in 2007 to 2011, and was its first institutional investor through DLB Capital.  He continues to serve as a director of HighTower Advisors, LLC.  Mr. Brown also serves as a director of Transamerica Corporation, a position he has held since 2008.  Mr. Brown received his bachelor’s degree from Bowdoin College.

Mr. Russell Krauss served as our co-chief executive officer from September 2018 to June 2019, vice-chairman from September 2018, and prior to that served as an independent non-executive director on our board since October 2016.  Previously, Mr. Krauss served as a Senior Vice President, Accounts and Business Operations for DXC Technology from 2017 to 2018.  In that role, he was responsible for enterprise-wide operations, acted as chief client officer and oversaw top accounts for the $24 billion business.  Prior to that, he was vice president and managing director for several of EDS’ (and then HP’s) largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives.  Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S.  He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business—the largest transaction of its kind in U.S. history.  Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation.  He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York.

Mr. Ronggang (Jonathan) Zhang has served as our independent director since May 2020. Mr. Zhang is the Chief Executive Officer of 5CGroup International Asset Management Co., Ltd. and Strategic Development Consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served since 2015 as master’s supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center.  Mr. Zhang previously served as the Department Chief of Commercial Bureau of HEDA between 2003 and 2015 and as Chief of Investment Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received his bachelor’s degree at Hubei University in 1987, and Visiting Scholar to University of Newcastle upon Tyne, UK in 1996.

Mr. Wenbin Wu has served as our independent director since May 2020. Mr. Wu has been appointed an independent director of the Board as a nominee of YBT. Mr. Wu currently serves as the Chairman of Shenzhen Rongde Investments Ltd. and Shenzhen Rongde Enterprise Management Advisory Company. Mr. Wu also has served as executive director of Shenzhen ZhongHengHe Asset Management Ltd. and as an IPO consultant of Shenzhen Rongle Culture Media Group Ltd. Mr. Wu studied Financial Accounting and Social Science at Zhengzhou University of Aeronautics-ZUA and Nanjing University of Aeronautics and Astronautics and received a bachelor’s degree of Law and a MBA certificate from Queen’s University of Brighton.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6, THE RE-ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES AS DESCRIBED IN THESE PROPOSALS 1 THROUGH 6

PROPOSAL 7

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Audit Alliance LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2023. Ratification of the selection of Audit Alliance by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2023 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Audit Alliance LLP, but may, in their discretion, retain Audit Alliance LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Audit Alliance LLP will not be in attendance at the 2023 Annual Meeting.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the Year Ended December 31
	2021	2020
Audit fees(1)	$150	$110
Audit related fees(2)	-	-
Tax fees(3)	-	-

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)	“Audit related fees” means the fees billed for review of response letter to a regulatory body.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS AS DESCRIBED IN THE PROPOSAL 7

PROPOSAL 8

2023 EQUITY INCENTIVE PLAN

The 2023 Equity Incentive Plan

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2023 Equity Incentive Plan (the “2023 Plan”). The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the 2023 Plan will be effective as of March 2, 2023 (the date that the Company’s Board of Directors approved the 2023 Plan). Capitalized terms used but not defined in this Proposal 8 shall have the meaning ascribed to them in the 2023 Plan, a copy of which is attached hereto as Appendix A. The following description of the 2023 Plan’s material terms is qualified in its entirety by reference to the 2023 Plan.

Description of the Plan

Administration of the Plan. Different Committees with respect to different groups of Service Providers may administer the Plan.

Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 445,000,000 shares (pre Share Consolidation). The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 44,7836,077 shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Change in Control. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation and each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve and adopt the 2023 Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 8, THE APPROVAL AND ADOPTION OF THE 2023 PLAN AS DESCRIBED IN THIS PROPOSAL 8

PROPOSAL 9

TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-fifty (the “Share Consolidation”), on the effective date as determined by the Board of Directors.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Share Consolidation by filing the relevant Share Consolidation resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all ordinary shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation will not affect the registration of our ADSs or our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). When the Share Consolidation is implemented, our ADS ratio will be adjusted accordingly so that no change will occur to the price of our ADSs. In connection with the Share Consolidation, the CUSIP number of our ADSs (which is an identifier used by participants in the securities industry to identify our ordinary shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation.

Authorized Shares

At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$600,000 divided into 6,000,000,000 shares of a par value of US$0.0001 each, comprising of 4,900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 1,100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, to an authorized share capital of US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect a Share Consolidation (or share consolidation as a matter of Cayman Islands law) of the Company’s ordinary shares at a ratio of one-for-fifty in the form of shareholder resolutions. The resolutions be put to the shareholders to consider and to vote upon at the Annual General Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the Company’s authorized share capital of US$600,000 divided into 6,000,000,000 shares of a par value of US$0.0001 each, comprising of 4,900,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and 1,100,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, be and are hereby consolidated into an authorized share capital of US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, with such Share Consolidation to be effective on such date as determined by the Board of Directors, and such date shall be announced by the Company (the “Effective Date”).

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 9, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 9

PROPOSAL 10

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARES

General

Assuming the approval of the Share Consolidation Proposal, the Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the Company’s authorized share capital from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, by the creation of an additional 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and an additional 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each (the “Increase of Authorized Shares”).

The Increase of Authorized Shares must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Annual General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Increase of Authorized Shares by instructing the registered office to file the notice to amend the Memorandum and Articles of Association with the Cayman Islands Registrar of Companies at any time after the approval of the Increase of Authorized Shares. The resolutions be put to the shareholders to consider and to vote upon at the Annual General Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

(A)	the Company’s authorized share capital will increase from US$600,000 divided into 120,000,000 shares of a par value of US$0.005 each, comprising of 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, by the creation of an additional 98,000,000 Class A Ordinary Shares of a par value of US$0.005 each and an additional 22,000,000 Class B Ordinary Shares of a par value of US$0.005 each, such that the authorized share capital shall be US$1,200,000 divided into 240,000,000 shares of a par value of US$0.005 each, comprising of 196,000,000 Class A Ordinary Shares of a par value of US$0.005 each and 44,000,000 Class B Ordinary Shares of a par value of US$0.005 each.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve the Increase of Authorized Shares.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 10, TO APPROVE THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES AS DESCRIBED IN THIS PROPOSAL 10

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting.  If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Yandai Wang
Yandai Wang
Chairman and Chief Executive Officer
Date: March 24, 2023

Appendix A

SOS LIMITED

2023 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are:

●	to attract and retain the best available personnel for positions of substantial responsibility,

●	to provide additional incentive to Employees, Directors and Consultants, and

●	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Stock, Share Appreciation Rights, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “162(m) Award” means an Award that is granted to a Covered Employee and is intended to qualify as “performance-based” under Section 162(m) of the Code

(b) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(d) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock Based Awards.

(e) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) “Awarded Stock” means the Common Stock subject to an Award.

(g) “Board” means the Board of Directors of the Company.

(h) “Change in Control” means the occurrence of any of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(i) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(j) “Committee” means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

(k) “Common Stock” means the Class A ordinary shares of the Company, par value $0.0001 per share, or in the case of Performance Units, Restricted Stock Units, and certain Other Stock Based Awards, the cash equivalent thereof, as applicable.

(l) “Company” means SOS Limited.

(m) “Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) “Covered Employees” means those persons who the Committee determines are subject to the limitations of Section 162(m) of the Code.

(o) “Director” means a member of the Board.

(p) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(q) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(r) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t) “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

(u) “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(v) “Fiscal Year” means the fiscal year of the Company.

(w) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(y) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) “Option” means a stock option granted pursuant to the Plan.

(aa) “Other Stock Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12.

(bb) “Outside Director” means a Director who is not an Employee.

(cc) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) “Participant” means the holder of an outstanding Award granted under the Plan.

(ee) “Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against the performance of the Company as a whole or against particular entities, segments, operating units or products of the Company and /or (e) on a pre-tax or after tax basis. Awards issued to persons who are not Covered Employees may take into account any other factors deemed appropriate by the Committee.

(ff) “Performance Period” means any period not exceeding 120 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(gg) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(hh) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ii) “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(jj) “Plan” means this 2023 Equity Incentive Plan.

(kk) “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 8 or issued pursuant to the early exercise of an option.

(ll) “Restricted Stock Unit” means an Award that the Administrator permits to be paid in installments or on a deferred basis pursuant to Sections 4 and 11 of the Plan.

(mm) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn) “Section 16(b)” means Section 16(b) of the Exchange Act.

(oo) “Service Provider” means an Employee, Director or Consultant.

(pp) “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(qq) “Stock Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR.

(rr) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 445,000,000 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 44,7836,077 Shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(c) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(v) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b)     Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to institute an Exchange Program;

(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(ix) to modify or amend each Award (subject to Section 19(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(x) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator,

(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award;

(xiii) to determine whether Awards will be settled in Shares, cash or in any combination thereof;

(xiv) to determine whether Awards will be adjusted for Dividend Equivalents;

(xv) to create Other Stock Based Awards for issuance under the Plan;

(xvi) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xvii) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xviii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 16 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i) the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal 3,000,000 Shares; and

(ii) the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal 3,000,000 Shares.

(c) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Stock Options.

(a) Term of Option. The term of each Option will be stated in the Award Agreement and will not exceed ten (10) years from the date of grant. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as “performance-based compensation” within the meaning of Section 162 (m) of the Code, or in the event of the grant of a Nonstatutory Stock Option to an Employee, Director, or Consultant who is a U.S. taxpayer, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Incentive Stock Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which meet conditions established by the Administrator;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant’s participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion; provided, however, that if the Award is a 162(m) Award, then the Award will be subject to achievement of Performance Goals with respect to a Performance Period established by the Committee and the Award shall be granted and administered in accordance with the requirements of Section 162(m) of the Code.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share unless such Award is a 162(m) Award.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Stock Units. Restricted Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

12. Other Stock Based Awards. Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Stock Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Stock, Performance Shares, Performance Units, Restricted Stock Units and Other Stock Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award, including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Stock, Performance Shares, Performance Units, Other Stock Based Awards and Restricted Stock Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of the performance goals without the Participant’s consent; provided, however, a modification to the performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Stock Appreciation Rights as to all of the Awarded Stock, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Stock Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(iv) Administrator Discretion. Notwithstanding any provision of Section 15(c)(i), 15(c)(ii), or 15(c)(iii) to the contrary, the Administrator (or in the case of 162(m) Awards, the Committee) may determine alternative treatment that shall apply to the Award in the event of a Change in Control by specifying such alternative treatment in the Award Agreement. In the event of such alternative treatment, the treatment specified in Sections 15(c)(i), 15(c)(ii), and 15(c)(iii), as applicable, shall not apply.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.